UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Dear Sir/Madam,

Subject	:	Disclosure under the Indian Listing Regulations

Ref	:	Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (“Scheme”) for Delisting of shares of ICICI Securities Limited

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This is further to the disclosure made by ICICI Bank Limited (Bank) on March 24, 2025.

We wish to inform you that the Stakeholders Relationship Committee of the Bank, at its meeting held today (which concluded at 09:24 a.m.), approved the allotment of 56,008,117 equity shares of the Bank of face value Rs. 2/- each (including 51,723 equity shares towards fractional entitlements) in accordance with the Swap Ratio provided in the Scheme to the public shareholders of ICICI Securities Limited (I-Sec) holding shares of I-Sec as on Record Date i.e. March 24, 2025. The allotted equity shares shall be listed on BSE Limited and National Stock Exchange of India Limited and shall rank pari-passu in all respects with the existing equity shares of the Bank including dividend.

We request you to kindly take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: March 26, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary